EXHIBIT 99.3

BLUE MOON METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2025

The following management discussion and analysis (“MD&A”) of Blue Moon Metals Inc. (“Blue Moon” or the “Company”) has been prepared as of April 23, 2026, and provides an analysis of the Company’s results of operations for the year ended December 31, 2025.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with the Blue Moon audited consolidated financial statements for the years ended December 31, 2025 and 2024, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”). Blue Moon's material accounting policies are described in note 3 of the aforementioned audited consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Blue Moon faces risks that are generally applicable to its industry and others that are specific to its operations. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in this MD&A. Reference is made to the discussion of forward-looking statements at the end of this document. In addition, the Company hereby incorporates by reference into this MD&A, the disclosure contained in the Company’s Annual Information Form dated April 23, 2026 (the “AIF”): (i) under the heading “Cautionary Statement Regarding Forward-Looking Information” on page 1 of such AIF, and (ii) under the heading “Risk Factors” commencing on page 82 of such AIF and ending on page 92 of such AIF.

Description of the Business

Blue Moon is a mineral exploration and development company and in 2025, has been focused on advancing its three polymetallic brownfield projects in Tier 1 mining jurisdictions: the Nussir copper-gold-silver property in Norway (“Nussir Project”), the Blue Moon zinc-copper-gold-silver property in California, USA (“Blue Moon Project”), and the Sulitjelma copper-zinc property in Norway (“Sulitjelma Project”). Following the receipt of approval by the Bureau of Land Management (“BLM”) for a portal and tunnel at the Blue Moon volcanogenic massive sulphide (“VMS”) deposit, the Company considered the Nussir Project and the Blue Moon Project as its material properties. With the acquisition of the Springer critical metals mine and processing plant in Nevada, USA and February 2026, the Germanium-Gallium Apex mine in Utah, USA in March 2026 followed by the adjacent Gage property in April 2026, the Company has the potential of developing all five projects into underground mines. Also in April 2026, the Company entered into a non-binding letter of intent to combine its interest in the Sulitjelma Project with certain adjacent districts.

Blue Moon is listed on the TSX Venture Exchange (“TSXV”) under the symbol “MOON”, on the NASDAQ Capital Market (“NASDAQ”) under the symbol “BMM” and on the Frankfurt Stock Exchange under the symbol “8SX0”.

2026 Highlights

Corporate

Acquisitions in Norway

In the first quarter of 2025, the Company completed the acquisitions of Nussir ASA (“Nussir”), which owns the Nussir Project, Nye Sulitjelma Gruver SA (“NSG”), which owns the Sulitjelma project, and Repparfjord Eiendom AS (“REAS”), which has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway to manage most of the area in the Finnmark county where the Nussir Project is located, for the use of the Øyen industrial land, as well as some ship loading facilities. The ground lease covers the proposed process plant site for the Nussir Project. The REAS agreement is renewable and it is the intention of the Company to renew it over the life of the Nussir Project.

As a result of these acquisitions, the Company acquired two brownfield critical minerals projects in a Tier 1 jurisdiction as well as most of the required infrastructure for the Nussir Project.

1

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

US hub and spoke business model and other acquisitions

On February 10, 2026, the Company closed the previously announced Springer mine, mill and associated infrastructure in Pershing County, Nevada (the “Springer Property”) from Goods LG LLC (“Goods”) for US$18,500,000, of which US$500,000 had been paid in October 2025 as an initial non-refundable deposit.

With this closing, the Company intends to pursue a critical metals hub and spoke business model in the United States. The Springer complex will be developed into a hub for processing critical minerals, with feeds coming initially from the Blue Moon ore concentrates and the Springer tungsten deposit, which the Company is working to accelerate confirmatory drilling for updating historical resources to support a development plan. The Company is also acquiring and developing smaller, high grade underground critical metals mines in the western United States and with the intention to send the mineralized material to the Springer mine for processing. This dovetails with US federal initiatives under section 232 of the Trade Expansion Act to promote domestic production of critical metals and decrease dependence on foreign supply chains.

On March 13, 2026, the Company closed the acquisition of the Apex mine in Washington County in southern Utah from a subsidiary of Teck Resources Limited (“Teck”) for 7,031,959 common shares of the Company, a 0.5% net smelter returns (“NSR”) royalty and offtake rights on the property, a life of mine offtake on the Blue Moon mine’s zinc concentrate, and equity participation rights and top-up rights and information rights in an investor rights agreement. The Company also assumed an existing 3.0% NSR royalty obligation on the Apex claims. Apex is a historical gallium, germanium and copper underground mine with 24 patented claims located in southwestern Utah, had been a primary producer of gallium and germanium in 1980s to 1990s and is in one of the most important gallium and germanium districts. On April 1, 2026, the Company consolidated its position in this district with the acquisition of the Gage project from a subsidiary of Liberty Gold Corp for 420,935 common shares of the Company and a 2.0% NSR royalty on certain concessions. The Gage project consists of 181 unpatented mining claims located on Bureau of Land Management (“BLM”) lands and two Utah School and Institutional Trust Lands Administration (“SITLA”) leases surrounding the Apex mine, for a total area of 5,916 hectares. The Company also assumed a 4% royalty in respect of the SITLA leases (8% for fissionable materials).

Equity financing

On April 22, 2026, the Company announced the exercise of a top-up right pursuant to its investor rights agreement with Hartree Partners, LP (“Hartree”). Subject to TSX Venture Exchange approval, 526,617 common shares will be issued at $9.06 per share for gross proceeds of approximately $4.8 million, expected to close on or about April 29, 2026. Proceeds will be used for project development and general corporate purposes.

On March 10, 2026, the Company closed a private placement financing with Leonard Nilsen & Sønner AS (“LNS”) and Hartree with the issuance of 181,127 common shares for total gross proceeds of $1,305,563. Details of the previously announced agreement with LNS and participation rights of Hartree are described elsewhere in this MD&A.

On October 1, 2025, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus (the “Base Shelf Prospectus”), the Company closed a bought-deal public offering (the “October 1, 2025 Offering”) issuing 26,220,000 common shares at a price of $3.30 per share for total gross proceeds of $86.5 million. Net proceeds from the October 1, 2025 Offering are expected to be used for the development of the Blue Moon Project, further exploration at Nussir and NSG and general corporate and working capital purposes.

2

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

On September 23, 2025, the Company filed Base Shelf Prospectus in each of the provinces and territories of Canada, other than Québec, and which provides for the issuance of up to $200 million of eligible securities and has a term of twenty-five months, allowing the Company to raise funds quickly during the twenty-five month term by filing a prospectus supplement for the issuance of eligible securities.

On September 4, 2025 the Company issued 2,092,173 common shares at a price of $3.30 per share for gross proceeds of $6,897,000 to Oaktree Capital Management LP (“Oaktree”) as part of the initial equity tranche under the Hartree and Oaktree project finance package to fund early works and pre-construction activities at Nussir.

Concurrent with the first draw under the related bridge loan, the Company issued 1,045,000 bonus shares to Hartree for no cash consideration as part of the financing arrangement.

On May 8, 2025, the Company announced the mobilization for the underground development of the exploration decline and confirmation of underground mining parameters at the Nussir Project and pursuant to the previously announced agreement with LNS, which provides comprehensive mining services to the Company during the construction and operation of the Nussir Project, LNS acquired 376,833 common shares in the Company at a share price of $3.00 per share through a non-brokered private placement for gross proceeds of $1,130,499.

On March 7, 2025, the Company closed the second tranche of financing from Hartree of 1,750,000 shares for gross proceeds of $5.25 million. The shares were subject to a statutory hold period of four months and one day from the date of issuance (see below for the Hartree investment).

On February 26, 2025, 9,000,028 subscription receipts issued as part of the units (the “Units”) in the December 2024 brokered unit financing (the “Concurrent Financing”) came out of escrow upon the completion of the Nussir and NSG transactions, and were converted into 9,000,035 common shares without payment of additional consideration (rounding due to the 10:1 share consolidation).

Strategic investors in the Concurrent Financing included:

Hartree Partners, LP

Hartree subscribed to $7.25 million Units, with an option to subscribe to up to $7.75 million Units, received pro-rata pre-emptive rights in respect of future equity issuances, the right to appoint a nominee to the Blue Moon board of directors (the “Board”) by the end of December 2025 and the right to participate on a technical committee. The Company entered into a long-term offtake agreement with an affiliate of Hartree for Nussir’s production of concentrate, with a right of last offer for a portion of the offtake volumes at the Blue Moon and the Sulitjelma projects, with Hartree being provided with customary securities and guarantees. In addition, Hartree and Blue Moon entered into a Memorandum of Understanding (“MOU”) for up to US$20 million of secured bridge loan. On March 7, 2025, the Company closed the second tranche of equity financing from Hartree for an amount of $5.25 million.

Wheaton Precious Metals Corp. (“Wheaton”)

Wheaton subscribed to $4.95 million Units. In addition, an affiliate of Wheaton has acquired a corporate-wide right of first refusal (“ROFR”) on any precious metals streams or royalties on Blue Moon’s properties for $50,000.

3

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Leonard Nilsen & Sønner AS

LNS subscribed to approximately $4.2 million (equivalent of NOK 33 million) in Blue Moon Shares and committed to two further tranches of approximately $1.1 million (equivalent of NOK 8.5 million) each, with the first tranche being made at the start of the Nussir decline construction and the second being ten months after the start of decline construction. As mentioned elsewhere in this MD&A, LNS subscribed to the second tranche in March 2026.

If LNS owns 5% of the issued and outstanding common shares, they have the right to appoint a Board member by the end of December 2025. On November 13, 2025, Frode Nilsen, President of the LNS group, was appointed to the Company’s Board.

Graduation to TSXV Tier 1 issuer, consolidation of shares and US listing

On March 3, 2025, the Company announced its intention to complete a share consolidation of one (1) post-consolidation share for every ten (10) pre-consolidation shares. The Company also applied for and was approved for uplisting from TSXV Tier 2 Issuer to TSXV Tier 1 issuer. Tier 1 is TSXV’s premier tier and is reserved for TSXV’s most advanced issuers, with issuers benefiting from decreased filing requirements and improved service standards. On March 14, 2025, when trading resumed on the TSXV after being halted since the announcement of the Nussir and NSG Transactions, the common shares of the Company began trading on a post-consolidated basis. All references to number of shares and per share amounts have been retroactively restated to reflect the consolidation.

Following the March 14, 2025 unhalting of the Company’s shares on the TSXV, the Company applied for and was granted on April 14, 2025, the reinstatement of its quote on the OTCQB® Venture Market. This was followed by the Company being upgraded to trade on the OTCQX® Best Market on April 15, 2025. The OTCQX Best Market is the highest tier of the US OTC markets.

On January 26, 2026, common shares of the Company began trading on the Nasdaq Capital Market under the symbol “BMM” and ceased to be quoted on the OTCQX Best Market.

Board changes and management appointments

The Company continued to evolve in its board composition, and to grow its management team to support its strategic activities and project development activities in 2025:

  On April 1, 2026, the Company appointed Reza Ehsani as Senior Vice President, Projects.
  On January 26, 2026, the Company appointed Peter Madsen as a new member of the Board.
  On November 13, 2025, the Company appointed new board members, welcoming Per-Erik Bjørnstad, Frode Nilsen, and Richard Colterjohn to the Board, while bidding goodbye to Haytham Hodaly, who did not stand for re-appointment following his recent promotion to President of Wheaton Precious Metals Corp.
  On October 28, 2025, the Company appointed Katy Grant as Senior Vice President, Human Resources and Corporate Sustainability.
  On July 3, 2025, the Company appointed Stephen Eddy as Senior Vice President, Corporate Development.
  On April 21, 2025, the Company appointed Ms. Boi Linh Doig as Vice President, Mining.
  On February 26, 2025, following the completion of the Nussir and NSG Transactions, Francis Johnstone and Karin Thorburn, both formerly on the board of directors of Nussir, joined the Blue Moon Board, while Patrick McGrath resigned. In addition, Skott Mealer joined as President and Chief Operating Officer, and Theodore Veligrakis joined as Vice President, Exploration.
4

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Project Financing

On August 19, 2025, the Company entered into a memorandum of understanding with Hartree and funds managed by Oaktree (collectively, the “Lenders”, each a “Lender”). This consisted of a previously agreed to bridge loan (the “Bridge Loan”) with Nussir and Keystone Mines, the company’s wholly owned subsidiary that holds the Blue Moon Project, as borrowers and a project financing package (“Project Finance Package” and together with the bridge loan, the “Investment Package”) providing up to US$140 million support for the continued development and construction of Nussir. The Project Finance Package includes a US$50 million Senior Secured Term Loan (the “Senior Secured Term Loan”), a US$70 million precious metals stream (the “Redeemable Precious Metals Stream Agreement”) and an equity investment of up to US$20 million (subject to a 19.9% Oaktree/Hartree combined ownership limitation). The Project Finance Package is subject to customary approvals, diligence and closing conditions and definitive documents are currently being finalized.

The definitive bridge loan agreement has been signed. On September 4, 2025, the Company completed the first drawdown of the Bridge Loan for US$12.5 million. Additionally, a subscription agreement has been signed for US$5 million at C$3.30 per share and the first equity investment closed on September 4, 2025, resulting in the issuance of 2,092,173 common shares. Follow-on commitments of up to an additional US$15 million will be completed upon the occurrence of certain events.

The initial capital from the Bridge Loan and the equity investment will provide funding for key early works and pre-construction activities for the Nussir Project and Blue Moon project as well as working capital and corporate activities. The Investment Package bears customary upfront and standby fees and in connection with arranging for the project financing, the Company granted Hartree 1,045,000 Common Shares (“Bonus Shares”) of the Company concurrent with the first draw of funds under the Bridge Loan on September 4, 2025. These Bonus Shares are subject to an applicable statutory hold period under Canadian securities laws.

The Senior Secured Term Loan, when drawn, will be used to fund development and construction activities, including operation and working capital needs of the Nussir Project.

Nussir Project feasibility study (the "Feasibility Study” or “FS”).

On April 16, 2026, the Company announced the results of an updated FS for Nussir, which is summarized in an independent National Instrument (“NI”) 43-101 Technical Report and filed on the same day entitled “NI 43-101 Technical Report on the Nussir Project – Feasibility Study” (the “2026 Technical Report”) with an effective date of April 14, 2026. This was filed on www.sedarplus.ca on April 20, 2026.

Highlights of the Report

  Total measured and indicated resource is 28.72 Mt at 1.20% CuEq grade.
  Total proven and probable reserve estimate is 24.98 Mt at 0.99% CuEq grade.
  Life of Mine (LOM) is 13 years with mill throughput of 6,000 tonnes per day.
  Life of Mine (LOM) average annual production of 19 kt of CuEq including an average of 3,200 ounces of gold and 496,000 ounces of silver in the consensus price scenario.
  LOM total cash costs (net of by-products) of US$0.95 per pound of copper and all-in sustaining costs of US$2.05 per pound of copper resulting in an all-in sustaining cost cashflow margin of 43% utilizing consensus pricing.
  After-tax Net Present Value of US$235 million (8% discount rate) at a long term copper price of US$4.78 per pound, gold price of US$3,515 per ounce and silver price of US$45.26 per ounce. At consensus pricing, the payable metal mix breakdown is 77% copper, 6% gold and 13% silver.
  After-tax Internal Rate of Return of 19% for the 13 year mine life and consensus pricing and 31% at spot pricing.
  Initial capital expenditures of US$184 million.
5

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Project Economics and Key Parameters

Table 1: Project Economics and Key Parameters
Commodity Pricing	Units	Consensus (1)	Spot (2)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	13	13
LOM Cu Production	kt	185	185
LOM CuEq Production	kt	241	261
LOM Average Cu Production	ktpa	14.6	14.6
LOM Average CuEq Production	ktpa	19.0	20.6
Average Annual Free Cash Flow	US$m	$77.2	$125
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$495	$495
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.95	$0.03
LOM ASIC (net of by-product credits)	US$/lb	$2.05	$1.14
Post-tax NPV (0%)	US$m	$708	$1,322
Post-tax NPV (8%)	US$m	$235	$559
IRR	%	19.0	31.2

(1) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag; 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag; LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(2) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag.

The Mineral Resources Estimate (“MRE”) remains unchanged from the technical report titled “NI 43-101 Technical Report On The Mineral Resources Of The Nussir And Ulveryggen Projects, Norway”, dated January 24, 2025 (as amended and restated on September 12, 2025) with an effective date of January 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM (the “2025 Technical Report”). See Table 2: Mineral Resource Statement in the Nussir section. The MRE is inclusive of the Mineral Reserves shown in Table 3 in the section below.

Nussir drilling results

The 2026 drilling program at Nussir consists of deep navigational step-out drilling and surface infill, intended to support ongoing geological evaluation, with the deep directional drilling aiming to expand the current known deep mineralization, including 1.2 km deep high-grade intercepts to the west, while the shallow infill program in the east concentrates on the resource initially to be mined.

6

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Highlights of the drilling results to date:

Hole ID	From	To	True Thickness	Cu Grade	Au Grade	Ag Grade	Cu Eq Grade[1]
	(m)	(m)	(m)	(%)	(g/t)	(g/t)	(%)
NUS-DD-1401-02	1,166.0	1,173.0	6.7	1.75	0.16	27.9	2.08
NUS-DD-1401-03A	1,120.7	1,123.8	3.0	0.86	0.16	27.7	1.19

Note

  Metal prices assumed were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing and coefficient factors of 0.00781 for Ag and 0.740 for Au.
  The applied formula for copper equivalent was: CuEq% = Cu%_Grade + (0.00781 * Ag_Grade) + (0.74 * Au_Grade).
  Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical test work completed in 2022.
  The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

MIneral Properties

Nussir Property (Finnmark, Norway)

The Nussir Property is a polymetallic deposit which contains copper, silver and gold located in Finnmark County in northern Norway. It is an underground development project that benefits from existing critical infrastructure located next to the property (access, power and port).

On March 6, 2025, the Company acquired all of the shares of REAS, from Wergeland Eigedom AS (“WG”). The acquisition includes critical infrastructure adjacent to the Nussir Project, notably the Øyen Industrial Land, a deep-water port facility with ship-loading and conveyor systems, a fully permitted and operating aggregate mine and buildings suitable for housing, administration and processing. This site is permitted and zoned for mining and processing activities and includes a large process plant building capable of supporting a 6,000 tpd flotation plant, along with access to low-cost industrial power. Under the agreement, WG retains sublease rights for aggregate production and has committed to purchasing waste rock from Nussir.

On June 4, 2025, the European Union Commission designated the Nussir Project, as well as twelve other projects outside of the EU, as a Strategic Critical Raw Material Project under the provisions of the 2023 EU Critical Raw Materials Act, the first project located in Norway to receive this designation, and the only primary copper project to receive this designation. This designation may benefit the project through coordinated support by the EU Commission, better access to public and private financing through various funding programs, and political support for the advancement of the project.

LNS commenced underground construction in June 2025 with the mine access portal. The 1,600m long decline will provide access to start construction of the exploration decline and provides a platform for further underground exploration. This work will continue and is expected to be completed over the next year, giving the Company key engineering inputs to lead to a final investment decision.

7

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

2026 Feasibility Study

As discussed in the 2026 Highlights, on April 16, 2026, the Company announced the results of an updated FS for Nussir, which is summarized in the 2026 Technical Report filed on April 20, 2026, details of which are found on www.sedarplus.ca as well as on the Company’s website at www.bluemoonmetals.com.

The FS represents a comprehensive study of the technical and economic viability of the selected development option. The project economics and key parameters as shown in Table 1 above demonstrates the project as economically viable and can support a positive production decision by the Company.

The mineral resource estimate remains unchanged from those in the 2025 Technical Report as shown in Table 2 below.

Mineral Resources Estimate (“MRE”)

Table 2: Mineral Resource Statement January 20, 2025 (amended and restated September 12, 2025)
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Measured	2.69	1.08	0.18	12.8	1.31
Indicated	26.03	1.01	0.11	12.3	1.19
Measured & Indicated	28.72	1.02	0.12	12.3	1.20
Inferred	31.99	1.01	0.14	14.6	1.23

Notes:

1.   CIM definitions were followed for resource estimate.

2.   A minimum mining width of 2.0 m was applied in making the resource estimate constraint wireframes. These wireframes were generated using a preliminary MSO.

3.   Density values for Nussir were estimated from density sample values or assigned default average values where insufficient samples occur nearby.

4.   MRE constraint wireframes were generated for a cut-off grade of 0.30%Cu, related to potential underground mining.

5.   Metal prices assumed for this MRE were US$4.20/lb Cu, US$27.00/oz Ag and US$2,200/oz Au, which represent reasonable long-term consensus metal pricing.

6.   CuEq Grade=Cu Grade+0.00781*Ag Grade+0.740*Au Grade

7.   Metallurgy recovery assumptions were 96% Cu, 80% Ag and 93% Au, which stem from SGS metallurgical testwork completed in 2022.

8.   The cut-off grade of 0.30% Cu was derived from the price and recovery values above, as well as a smelter payability of 97.3% and an assumed total operating cost of US$26.20/t of ore.

9.   Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

10. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. CIM Definition Standards were followed for classification of Mineral Resources.

11. Mineral Resources shown are inclusive of Mineral Reserves.

8

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Mineral Reserves Estimate

Table 3: Mineral Reserves
Classification	Tonnes (millions)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Cu Eq Grade (%)
Proven	2.64	0.80	0.13	10.15	1.01
Probable	22.34	0.81	0.09	10.36	0.99
Proven & Probable	24.98	0.81	0.09	10.34	0.99

Notes:

1.   Above Reserves estimate follows CIM (2019) MRMR Best Practice Guidelines including CIM Definition Standards for classification.

2.   Mining methodology is long hole open stope with minimum mining width of 3 m and mining recovery of 95% applied.

3.   Dilution applied to stopes using ELOS method correlated with geotechnical conditions.

4.   Reserves are based on copper price of US$9,034 per tonne, gold price of US$2,487/oz and silver price of US$26.58/oz.

5.   In-Situ NSR Cut off is US$35.43/t with an incremental cut-off value of US$21.03/t.

6.   Copper recovery is 96%, gold is 84% and silver is 95%.

7.   Concentrate treatment cost is US$75 per dry metric tonne.

8.   Refining costs are US$0.075/lb for copper, US$5.00/oz for gold and US$0.45 /oz for silver.

9.   Freight is US$54.50 per wet metric tonne and zero emission premium of US$2.50 per wet metric tonne.

10. Numbers presented in this table may not add to the totals provided due to rounding.

Mining and Processing

The mining method used for the FS is Long Hole Open Stoping (LHOS) with ribs and sill pillars to consistently sustain the production and mill throughput design rate. Required infrastructure to support the mine operation have been included in the design, including all materials handling equipment. Trucking and mobile equipment have been optimized in the mine design along with implementation of conveyors for both crushed ore and waste.

Underground mobile crushers are utilized followed by a grinding circuit including a semi-autogenous grinding (SAG) mill and a ball mill located on surface prior to flotation. The concentrate is filtered using a plate and frame pressure filter and stored in a storage warehouse prior to shipping through the existing and operational port and ship loaders. The mine and process facility will be powered by an existing 132 kV power line. Fresh water requirements for the process plant and the mine will be provided from an existing water dam using an existing buried pipeline. A water treatment plant has been included to treat the underground mine water to a quality suitable for reuse within the processing plant, thereby reducing demand for freshwater abstraction from the water reservoir and to treat the excess mine water to a quality suitable for controlled discharge during upset conditions (e.g. processing plant shutdowns or maintenance), in accordance with applicable Norwegian and EU environmental standards.

9

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Environmental and Permitting

The primary permits required for mining projects in Norway have been obtained. These permits include an Extraction Permit for state-owned minerals (under the Minerals Act 2009), an approved Zoning Plan revision of the municipal land use plan to include the proposed mining area (under the Planning and Building Act), a Discharge Permit (under the Pollution Control Act) and an Operating License (under the Minerals Act). The Project has also obtained certain secondary approvals, including an approved Mine Waste Management Plan for the exploration decline development and a Baseline Marine Monitoring Plan that allows for further marine baseline studies in Repparfjord. Additional secondary permits are in progress and are proceeding in the normal course.

Project Timeline

A project execution plan and target schedule as shown in Table 4 below have been developed as part of the Feasibility Study to outline the durations and key activities for achieving commercial production at the Project. The Project schedule defined the construction completion of October 2027, hot commissioning starting August 2027 and start of production December 2027.

Table 4: Project Timeline
Milestone	Target Date
EPC Contract Award	May 2026
First Concrete Pour Mill Building	July 2026
Mechanical Completion	October 2027
Start of No-Load Commissioning	March 2027
Start of System Handover to Operation	April 2027
Start of Production and Ramp-up	December 2027
Final Certification	March 2028

Economic Impact

The Company expects the Project to generate significant economic benefits at both the local and national levels. At peak construction, the Company expects to employ, directly or indirectly, approximately 200 personnel, and approximately 100 personnel during commercial production operations, with indirect employment estimated at two to three times these levels through supporting industries and services.

The Company is implementing strategies to maximize the number of long-term employees residing locally, which is expected to provide a sustained boost to the regional economy and support the creation of additional long-term indirect employment associated with population growth.

Based on the assumptions used in the Feasibility Study and applying current Norwegian fiscal regimes, the Project is expected to generate substantial government revenues over its life. Using long-term consensus commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$18 million, with corporate taxes of approximately US$191 million, for total government revenues of approximately US$209 million.

At spot commodity prices, life-of-mine Norwegian government royalties are estimated at approximately US$25 million, with corporate taxes increasing to approximately US$365 million, for total government revenues of approximately US$390 million over the life of the Project.

Opportunity Case

The FS reserve estimate excludes inferred material from the resource estimate. The potential conversion of this inferred material supports the opportunity case and showcases the potential of the life of mine extension to 17 years, considering the same production throughput.

10

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Table 5: Opportunity Case(1) Economics and Key Parameters
Commodity Pricing	Units	Consensus (2)	Spot (3)
Milling Capacity	tpd	6,000	6,000
Mine Life	Years	17	17
LOM Cu Production	kt	294	294
LOM CuEq Production	kt	386	420
LOM Average Cu Production	ktpa	16	16
LOM Average CuEq Production	ktpa	20.9	22.8
Average Annual Free Cash Flow	US$m	$82.3	$137
Initial Capital Costs	US$m	$184	$184
Sustaining Capital Costs	US$m	$741	$741
LOM C1 Cash Cost (net of by-product credits)	US$/lb	$0.75	$0.23
LOM ASIC (net of by-product credits)	US$/lb	$1.83	$0.85
Post-tax NPV (0%)	US$m	$1,332	$2,350
Post-tax NPV (8%)	US$m	$358	$784
IRR	%	19.6	31.1

(1) Opportunity case includes additional inferred resources (using 50% conversion rate) that are considered too speculative geologically to have been categorized as reserves.

(2) Consensus pricing assumes: 2028 US$5.22/lb Cu, US$4,207/oz Au, US$61.15/oz Ag, 2029 US$5.23/lb Cu, US$3,971/oz Au, US$55.07/oz Ag, LT US$4.78 Cu, US$3,515/oz Au, US$45.26/oz Ag.

(3) Spot prices are based on March 3rd, 2026: US$5.84/lb Cu, US$5,171/oz Au, US$84.61/oz Ag

Qualified Persons for FS

The Company commissioned Worley Europe Limited (“Worley”) to perform the FS and the Technical Report was prepared by the following qualified persons (“QP”):

  Chris Hughes-Narborough – Institute of Materials, Minerals and Mining (IMMM)
  Martin Prior – Fellow (FSAIMM) ECSA
  Roy Levesque – P.Eng
  Lumin Ma, Ph.D., P.Eng
  Susan Abell – Professional Scientist registered with the South African Council for Natural Scientific Professions
  Adam Wheeler – C.Eng, Eur Ing, FIMMM

2026 Drilling Program

The mineralization of Nussir to the west is open at depth and along strike. The 2026 drilling program consists of deep navigational drilling in the west, targeting 1.2 km deep high-grade intercepts and is intended to extend the existing known deep mineralization, as well as shallow infill drilling from surface in the east.

11

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Navigational drilling

The deep drilling program, planned at 4,000 metres, aided by Devico’s navigational drilling techniques, is centered around the historic high-grade intercept hole NUS-DD-14-001 (9.7 metres at 1.22% CuEq). The 6 targets, each designed to bridge the 650-metre gap between this known high-grade intercept and the current MRE, follow up on the exploration target outlined in the 2023 Technical Report. Note that the potential quantity and grade of this exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Of the three daughter holes from the first mother hole, two resulted in successful intercepts whilst one hole was abandoned due to technical difficulties prior to the anticipated mineralized zone. The recently completed NUS-DD-26-07, itself yielding an intercept of 6.85 metres of mineralization from the target horizon, will act as a mother hole for the next two targets.

Infill drilling

Infill drilling from the surface is ongoing and, together with the navigational drilling, is expected to provide extensive structural data for the Nussir deposit, targeting a thinner, copper-rich horizon approximately 80 metres above the main mineralized body, which extends about 10 kilometres along strike. This was planned to include approximately 3,000 metres of surface drilling with nominal drill spacing about 75 by 75 metres.

Blue Moon Property (California, USA)

The Blue Moon Project is a volcanogenic massive sulfide (“VMS”) deposit which contains zinc, gold, silver, copper and lead. The property is well located with existing local infrastructure including paved highways three miles from site; a hydroelectric power generation facility a few miles from the site, a three-hour drive to the Oakland port and a five-hour drive to the industrial service centre of Reno. Zinc and copper are currently on the USGS list of metals critical to the US economy and national security.

On April 15, 2025, the Company announced that it received approval by BLM to construct a portal and exploration decline to enable underground mineral exploration activities at the Blue Moon Project. This is an important permitting milestone for the development of the Blue Moon Project, as the initial portal and decline will provide access for infill and exploration drilling, allow for examination of geology, rock mechanics, hydrogeologic characteristics, underground mining conditions, and can also be utilized as the main haulage route once the mine moves into production.

On October 10, 2024, the Company initiated a Preliminary Economic Assessment (“PEA”) on the Blue Moon Project led by Micon International Ltd (“Micon”) and Resource Development Associates, Inc (“RDA”).

In connection with the PEA, the Company announced an updated MRE for the project, which is contained in the technical report entitled “NI 43-101 Technical Report For the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California”, dated April 14, 2025 (as amended and restated on September 12, 2025) with an effective date of March 3, 2025 and with an effective date of Mineral Resource Estimate of December 24, 2024, prepared by Scott Wilson, C.P.G. SME-RM, Peter Szkilnyk, P. Eng., Alan J. San Martin, P. Eng., Richard Gowans, P.Eng., Justin Taylor, P.Eng., and Christopher Jacobs, C. Eng., MIMMM.

12

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

The MRE is available on the Company’s website and is based on 87 drill holes totaling 122,364 feet of drilling with 2,631 individual assay intervals. The estimate outlined the following resources:

Indicated Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,073,000	12.66	0.78	0.16	5.90	0.04	1.14
East	2.9%	498,000	18.99	0.47	0.63	6.64	0.09	3.72
West	2.9%	78,000	9.5	0.62	0.33	4.41	0.03	0.93
Total		3,650,000	13.46	0.73	0.23	5.97	0.04	1.49
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	47.94	10.08	362.76	0.11	3.51
			East	4.67	6.29	66.15	0.04	1.85
			West	0.97	0.52	6.91	0.00	0.07
			Total	53.59	16.90	435.83	0.16	5.43

Inferred Resources:

Domain (Vein)	ZnEq Cutoff	Tons	ZnEq %	Cu %	Pb %	Zn %	Au opt	Ag opt
Main	2.9%	3,261,000	11.41	0.52	0.23	5.68	0.04	1.15
East	2.9%	994,000	15.49	0.59	0.56	5.04	0.07	2.43
West	2.9%	173,000	6.28	0.73	0.22	1.98	0.02	0.40
Total		4,428,000	12.12	0.54	0.30	5.39	0.04	1.41
			Metal	Cu Mlbs	Pb Mlbs	Zn Mlbs	Au Moz	Ag Moz
			Main	33.65	14.74	370.27	0.11	3.76
			East	11.80	11.20	100.11	0.07	2.42
			West	2.52	0.74	6.84	0.00	0.07
			Total	47.97	26.68	477.22	0.19	6.25

Notes:

(1) Scott Wilson, CPG, President of RDA is responsible for this mineral resource estimate and is an independent Qualified Person as such term is defined by NI 43-101.

(2) Reasonable prospects of eventual economic extraction were assessed by enclosing the mineralized material in the block model estimate in 3D wireframe shapes that were constructed based upon geological interpretations as well as adherence to a minimum mining unit with geometry appropriate for underground mining.

(3) The cutoff grade of 2.9% ZnEq considered parameters of:

    Metal selling prices: Au-US$2200/oz, Ag-US$27/oz, Cu-US$4.25/lb., Pb-US$0.90/lb., Zn-US$1.25/lb.
  Recoveries of Au 86.2%, Ag 94.3%, Cu 93.1%, Pb 0%, Zn 95.3%.
  Costs including mining, processing, general and administrative (G&A).

(4) Zinc Equivalent Grade (“ZnEq”) is estimated by the formula: ZnEq = Zn% + ((Cu% * 78.20)+(Pb% * 0) + (Ag opt * 25.46)+(Au opt * 1896.40))/23.83.

(5) There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

(6) Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(7)Figures may not add up due to rounding.

(8)Tonnages shown are short tons.

(9)Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

13

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

In June 2025, the Company awarded to Small Mine Development, LLC (“SMD”) a contract for the construction of an exploration portal and decline. This will enable underground exploration activities at the Blue Mine Project, providing access for infill and exploration drilling, as well as for further studies and investigations related to geology, rock mechanics, hydrogeology, underground mining conditions and metallurgical test work, leading to a final investment decision on the mine.

Construction of the portal and the underground exploration decline commenced. Exploration drilling activities commenced from the underground alongside the advance of the decline, allowing the Company to accelerate the collection of geological, geotechnical and metallurgical data in parallel with ongoing decline development.

The Company is committed to supporting the economic and social development of the local and regional communities and the initial construction work is expected to generate at least 20 local employment opportunities directly with the mine and indirectly through SMD and its subcontractors.

A 16,000-metre infill drilling program was undertaken at a nominal spacing of approximately 50 metres by 50 metres. This was designed to support the potential conversion of portions of the current inferred mineral resources to the indicated category. Diamond drilling has commenced from the underground exploration decline, with approximately 8,000 metres to be completed from three underground drill stations targeting the central and upper portions of the VMS deposit. The remaining approximately 8,000 metres of drilling is planned from surface locations, targeting the deeper portions of the currently defined mineral resource. Selected drill holes will be completed with downhole geophysical surveys, including electromagnetic methods, to assist in identifying additional mineralization and generating new exploration targets, particularly to the northwest and along up-dip and down-dip extensions.

Historical drilling has returned encouraging polymetallic intercepts within the VMS system, such as drillhole CH-09 which has intersected 14.40 meters @ 4.97% Zn, 0.25% Cu, 4.5 g/t Au and 26.66 g/t Ag totaling 18.46% ZnEq from 371.20 meters and a second higher-grade interval of 10.88 metres @ 5.55% Zn, 0.32% Cu, 4.81 g/t Au and 261.3 g/t Ag totaling 27.92% ZnEq1,2 from 390.30 metres. These intercepts occur within the northwestern part of the mineralized system and demonstrate both grade continuity and local high-grade enrichment. The Company considers these zones to be priority areas for follow-up drilling, with clear potential to infill and expand mineralization to the northwest and along interpreted up-dip and down-dip extensions of the deposit.

In January 2026, Blue Moon acquired the mineral rights to the West Property, located to the west of the portal, and the rights to drill from surface. The Company expects to drill 8,000 metres from surface from the NW area to expand the high-grade resources to the NW.

The Company is currently undertaking a systematic re-logging and re-sampling program of the historic drill core, including previously unsampled mineralized intersections. The program is designed to validate the historical dataset, support an updated mineral resource estimate incorporating new assay data from this year’s drill program, and refine the geological and structural interpretation of the mineralized system.

Sulitjelma Property (Nordland County, Norway)

On February 26, 2025, the Company acquired the Sulitjelma project, a polymetallic deposit which contains copper and zinc located in northern Norway. Sulitjelma previously hosted Norway’s largest mining operation with historical production between 1891 and 1991 of 26 million tonnes of 1.80% Cu with additional zinc, sulphur, gold and silver credits.

On April 10, 2025, the Company announced its maiden MRE for the Sulitjelma VMS deposit. This was summarized in an NI 43-101 technical report entitled “NI 43-101 Technical Report On The Mineral Resources Of The Sulitjelma Project, Norway”, dated February 20, 2025 (as amended and restated on September 12, 2025) with an effective date of May 20, 2025, prepared by Adam Wheeler, B.Sc., M.Sc., C.Eng., Eur Ing., FIMMM.

14

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

The constrained MRE is as follows:

Region	Zone	Tonnes kt	Cu %	Zn %	CuEq %	APT* m
Rupsi/Dypet	2	4,188	1.45	0.35	1.50	5.2
	3	1,499	0.95	0.19	0.98	5.5
	5	2,188	0.82	0.37	0.88	15.7
	6	410	1.40	0.24	1.43	3.6
	7	126	0.77	0.15	0.79	2.4
	8	484	0.89	0.11	0.91	6.8
	9	163	2.01	0.25	2.05	2.5
	10	201	1.39	0.36	1.45	2.9
Subtotal		9,258	1.19	0.31	1.24
Hankabakken II	2	3,031	0.88	0.07	0.89	4.2
	3	1,471	0.86	0.05	0.86	3.1
	5	453	1.00	0.02	1.00	9.1
Subtotal		4,955	0.88	0.06	0.89
Sagmo	2	455	1.15	0.19	1.18	3.6
	3	193	1.56	0.14	1.58
	5	2
		2,853	0.98	0.16	1.00
Total		17,066	1.06	0.21	1.10	6.1

*Apparent True Thickness

Notes:

  CIM definitions were followed for MRE.
  All resources reported are categorized Inferred; there are no Measured or Indicated resources.
  A minimum mining thickness of 2.2 m was applied in making the MRE constraint wireframes.
  The MRE constraint wireframes were generated using a preliminary MSO, based on a cut-off grade of 0.60% CuEq, related to potential underground mining.
  Assumed parameters for the cut-off grade and CuEq calculations included: Prices: US$4.20/lb Cu, US$1.25/lb Zn Processing recoveries: 92% Cu, 57% Zn Payabilities: 96.5% Cu, 86% Zn
  The copper equivalent (CuEq) calculation is as follows: CuEq = Cu grade + (Zn grade x 0.16)
  For the cut-off grade calculation, the assumed total operating cost was US$50/t of ore.
  A global density value of 3 t/m3 was assumed.
  Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
  Unless otherwise noted, all currencies in this table are reported in US dollars on a 100% basis.

Blue Moon initially focused on the Rupsi and Dypet deposits where the Company received Norwegian Government approval in Q1 2025 to extend an existing historical mine tunnel into the deposit by up to 1 km. The tunnel extension and the completion of 10,000 m of underground drilling were part of the recommendations in the technical report, with a budget of 46.2 MNOK (approximately US$4.5M), which would allow the Company to upgrade the resource from the inferred category to the indicated category, expand on the current resource, and gather geotechnical and metallurgical data.

In July 2025, the Company received the environmental permit from the Norwegian Environmental Agency required to start its planned activities in the Rupsi tunnel and awarded a contract to Fauskebygg AS (“Fauskebygg”), a local construction company in the Fauske municipality, for the extension.

A 10,000 metre drilling program was planned focused on infill and expansion of the inferred resource. The program commenced with the extension of the existing Rupsi tunnel, with the first approximately 150 metres of development providing access to two underground drill stations.

In April 2026, the Fauskebygg extension contract was terminated as part of a broader review of ongoing project evaluation activities. The Company also entered into a non-binding letter of intent to combine its Sulitjelma Project with adjacent district assets held through VMS Eplorations AS, which hold exploration permits in the Sulitjelma district.

15

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Springer mine and mill (Nevada, USA)

In February 2026, the Company closed the previously announced acquisition of the Springer mine and mill from GOODS LG LLC for US$18.5 million and a 2.0% NSR royalty in favour of the seller. The Springer complex is located in Pershing County, Nevada and consists of approximately 3,000 hectares of mineral claims and fee lands. The historical mineral resource is located entirely on private fee lands. The historical mineral resource (1)(2)(3) on the Property is:

Historical estimate of indicated resources of 355,000 tons @ 0.537% WO3

Historical estimate of inferred resources of 1,933,600 tons @ 0.493% WO3

The mine infrastructure includes an Ammonium Paratungstate (“APT”) circuit including autoclave and related reagent systems. The mill can be readily modified to produce concentrates from critical metals from alternate sources. It also includes a vertical shaft developed down to 1,600 feet, a headframe and 3 compartment hoist and associated equipment, a process plant with approximately 1,200 tpd capacity to produce concentrates and/or APT, electrical infrastructure including main substation, transformers etc., tailings storage facilities and water rights.

Notes:

1. A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and the Company is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimate, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since the date of the estimate and complete a new technical report. The Company views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

2. Resource classification was performed according to CIM guidelines for indicated and inferred resources at the time and are based on drill spacing and density; the estimate was presented at 0.20 WO3% cutoff grade based on approximate mining cost of US$40/ton, processing cost of US$13.50/ton, administration cost of US$7/ton, mill recovery of 82% and a WO3 price of US$11.50/lb. Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.

3. The effective date of this estimate is August 20, 2012, and is contained in the “Preliminary Economic Assessment of the Springer Tungsten Mine, Pershing County, Nevada, USA” dated December 31, 2013 and prepared by Keith McCandlish of DMT Geosciences Ltd.

The Springer tungsten property was the site of continuous underground tungsten mining between 1918 and 1958, much of that time controlled first by the Segerstrom family, and later by the Nevada-Massachusetts Mining Company. The General Electric Company ("GE") acquired the property in the 1970's, interested in securing long term tungsten supply assets to support its lighting and industrial tools businesses. The current mine and mill were constructed by Utah International Inc. (later became BHP Minerals Group) for GE in the mid 1970's, and was subsequently commissioned and operated by GE for 8 months in 1982. The property has not been actively mined since October 1982, and the underground workings are currently flooded to a depth of approximately 375 feet. EMC Metals Corp. acquired the Springer mine and associated properties from GE in 2006. Between that purchase date and today, considerable refurbishment and renewal has been undertaken to the mill, control systems, hoist house, and an up-rating of the mill throughput from a nominal 950 tpd to a current 1,350 tpd capacity, and an estimated 1,200 tpd throughput after availabilities (89%).

Centrally located with access to diverse mineral sources and existing road and rail infrastructure, the Springer Mine and Mill is well situated to become a regional metallurgical complex. With established tailings and water management systems, the brownfield site provides significant opportunities to reduce capital and permitting timelines compared to a greenfield development.

The Springer Tungsten Mine is planned to be advanced through a multi-phase work program in 2026. The initial phase will focus on a detailed review of available historical information, including drill logs, core where accessible, cross-sections, assay data and the existing block model covering the Sutton I and Sutton II tungsten skarn deposits. This work will be used to refine the current geological interpretation and to guide the design of a follow-up drilling program.

Subject to the outcome of the data review, the Company plans to complete approximately 5,000 metres of resource evaluation drilling. The program is expected to include a combination of twinning, infill, and step-out drilling targeting the higher-grade scheelite skarn mineralization. Drilling will also test for base and precious metals, which have received limited attention in previous work and are largely absent from the existing dataset.

A further phase of work is planned to assess additional mineralized horizons located to the east of the main skarn bodies. Historical work in these areas outlines multiple mineralized beds and indicates potential for resource growth, based on historic operations by General Electric when the mine was in production in the early 1980s. Available information suggests that molybdenum and tungsten grades increase at depth; however, no systematic assays have been recorded for these elements, there is limited historical data regarding associated gold and copper mineralization, and no mineral resource has been defined for molybdenum. The deposit setting also provides broader exploration potential, given the association of skarn mineralization with nearby porphyry, carbonate replacement, and epithermal systems.

16

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

The Company purchased the site in February 2026 to provide processing capacity to support the development of the Blue Moon Mine and to establish a regional processing hub. Sitting on a large land package, Blue Moon believes there is significant room to expand the mill layout and add additional buildings to process multiple ore types and improve economies of scale to unlock and maximize the value of resources that would otherwise not support stand-alone processing facilities. Located only a few miles from both Interstate 80 and the Union Pacific rail line, the Springer complex is well connected to the transportation and logistics infrastructure to integrate with other operations, including Teck’s Trail Operations.

Apex (Utah, USA)

In March 2026, the Company closed the previously announced acquisition of the Apex property from a subsidiary of Teck. The Apex mine was a historical underground mine in Utah, which had previously been mined for copper oxide, and subsequently for germanium and gallium. This became the primary producer of gallium and germanium for the United States when Musto Explorations Ltd. brought it into production in the mid 1980’s and again with Hecla Mining Company in the 1990’s. During its peak year of operations, Apex produced 10,270 tons yielding 1,645 lb Ga, 5,634 lbs of Ge, and 224,800 lbs of Cu.

Hecla completed a feasibility study in 1989, reporting a reserve of 230,200 tons of 0.100% Ge, 0.046% Ga and 1.6% Cu. A historical reserve estimate1 by Ken Krahulec in 2018 estimated 1 MT @ 0.087% Ge, 0.033% Ga, 1.8% Cu and 41 g/t Ag. The Ge and Ga are 10-100x higher grade than most Ge and Ga deposits. Beyond the historical reserves, Hecla also identified several additional breccia bodies as prospective exploration targets, including the Paymaster, Cavern, and 500 North pipes, along with further oxide zones in the immediate mine area.

Notes:

1. A qualified person has not completed sufficient work to classify this historical estimate as current mineral resources or mineral reserves in accordance with NI 43-101 and Blue Moon is not treating the historical estimate as current mineral resources or mineral reserves. In order to verify the historical estimates, the Company needs to engage a qualified person to review the historical data, review any work completed on the property since and complete a new technical report. Blue Moon views this historical data as an indicator of the potential size and grade of the mineralized deposits, and this data is relevant to Company’s future plans with respect to the property.

Subject to renewed permits and with the intent to reopen the mine, the Company plans to fast track efforts to advance the technical studies, metallurgical testing, process flowsheets, permitting and community engagement to support a final investment decision. In parallel, Blue Moon is evaluating options for a new processing line at the Company’s Springer complex to process the Apex material and provide an integrated United States Ge and Ga value chain.

In April 2026, the Company consolidated the land around the Apex property by acquiring the Gage project located in Washington county, Utah, from a subsidiary of Liberty Gold Corp. The Gage project consisted of 181 unpatented mining claims located on Bureau of Land Management lands and two SITLA leases, for a total area of about 6,000 hectares. The district is considered highly prospective for modern exploration and discovery, including alteration mapping, regional geophysical surveys and drill-testing at depth. No modern exploration has been conducted on the other mapped breccia pipes (10 mapped) or regional prospects (9 mapped), in addition to numerous other areas not yet discovered. Previous drilling (1980, Musto) was focused on only a 600-foot vertical section of a single breccia pipe, and it is estimated that up to 10 pipes may be present, with many more regionally.

QUALIFIED PERSON

The technical and scientific information contained in this MD&A for the Company’s properties has been reviewed and approved by Boi-Linh Doig, P.Eng., a Blue Moon officer, and a non-Independent Qualified Person, as defined by NI 43-101.

17

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

General Exploration Expenses

The Company’s exploration expenses for the periods presented were as follows:

For the year ended December 31,	2025				2024
	Nussir $	NSG $	Blue Moon $	Total $	Blue Moon $	Total $
Claims costs	12,693	21,815	34,208	68,716	34,048	34,048
Camp operations	4,086,481	488,302	795,596	5,370,379	66,957	66,957
Development and site preparation	15,293,690	771,204	3,556,745	19,621,639	-	-
Engineering studies	3,964,207	156,270	2,080,443	6,200,920	208,207	208,207
Prospecting and geology	-	-	868,298	868,298	74,905	74,905
Permitting	-	-	549,665	549,665	64,645	64,645
TOTAL	23,357,071	1,437,591	7,884,955	32,679,617	448,762	448,762

Results of Operations

	Year ended December 31,
	2025	2024
	$	$
Employee benefits	2,144,678	146,625
Share-based payments	1,946,581	174,737
Professional and consulting fees	2,244,408	150,933
General exploration expenses	32,679,617	448,762
Filing and regulatory fees	166,756	53,987
General administrative costs	429,787	20,678
Shareholder communication and travel	661,779	48,550
Depreciation	1,431,722	-
Foreign exchange (gain) / loss	(52,472)	4,620
Interest expense	879,630	2,173
Accretion expense	390,392	-
Interest income	(961,843)	(37,809)
Other income	(2,848,175)	(50,000)
Fair value gain	(340,000)	(127,500)
Gain on sale of mineral interest	-	(340,000)
NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders	37,204,621	495,756
Non-controlling interests	1,568,239	-
Net loss	38,772,860	495,756

18

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Results of operations for the year ended December 31, 2025

Blue Moon incurred a net loss of $38,772,860 ($0.72 per common share) for the year ended December 31, 2025, compared to a loss of $495,756 ($0.14 per common share) over the same period in 2024.  These factors contributed to the key differences in the comparative figures, as follows:

Employee benefits and share based compensation increased by $1,998,053 and $1,771,844 respectively, during the year ended December 31, 2025, compared to the same period in 2024. The increase reflects the hiring of corporate personnel required to advance financing, permitting and development planning. In the prior year, limited personnel were engaged under consulting agreements rather than as employees.

Professional fees increased by $2,093,475 during the year ended December 31, 2025, compared to the same period in 2024. The increase reflects higher legal and advisory costs related to corporate financing activities, due diligence costs and other general support, the Springer acquisition and increased regulatory and permitting activity associated with the Norwegian operations following the consolidation of the Nussir and Sulitjelma projects. In the prior year, professional fees were minimal as the Company had limited project and financing activities.

Exploration expenditures increased by $32,230,855 during the year ended December 31, 2025, compared to the same period in 2024. This increase primarily reflects the technical and development work undertaken to advance the Company’s key assets. In the first half of the year, costs were primarily related to early-stage engineering studies and technical work across the portfolio, including completion of a PEA and updated MRE at Blue Moon and filing of a maiden MRE and engineering studies at the Nussir and Sulitjelma projects. In the second half of the year, activity was to be mainly driven by the Nussir Project, including portal and underground development work, site earthworks performed by third-party contractors and commencement of Worley’s updated feasibility study. In addition, expenditure increased due to the commencement of mine development activities at Blue Moon in October by the mine contractor, including initial portal and decline development.

Shareholder communication and travel increased by $613,229 during the year ended December 31, 2025, compared to the same period in 2024, reflecting higher corporate and marketing activities during the period.

Depreciation increased by $1,431,722 during the year ended December 31, 2025, primarily reflecting the amortization of the fair value adjustment recognized in the purchase price allocation related to property, plant and equipment included in the REAS acquisition, as well as depreciation related to several lease arrangements and fixed assets at the Nussir Project.

Interest income increased by $924,034 during the year ended December 31, 2025, compared to the same period in 2024. The increase is mainly due to the Company’s higher cash balance resulting from the equity financings completed in December 2024 and the first half of 2025, as well as the proceeds from the Bridge Loan, while interest expenses increased by $877,457 for the same periods, a result of drawing down the first tranche from the Bridge Loan.

Other income increased by $2,798,175 during the year ended December 31, 2025, compared to the same period in 2024, mainly due to items recorded in the third quarter, including the reversal of the Hammerfest quay provision and the related settlement and recovery from WG, income from the sale of aggregates and rental of land within the Nussir industrial area.

A fair value gain of $340,000 was recorded during the year ended December 31, 2025, reflecting the revaluation of the Company’s investment in Honey Badger Silver Inc., received as consideration in 2024 for the sale of the Yava property.

19

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Liquidity and Capital Resources

For the year ended December 31, 2025,	2025	2024
	$	$
Cash provided by (used in)
Operating activities	(29,569,179)	(619,822)
Investing activities	(17,519,094)	(174,551)
Financing activities	109,489,871	30,433,272
Effects of foreign exchange on cash balances	401,585	-
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	62,803,183	29,638,899
Cash, cash equivalents and restricted cash – beginning	30,008,106	369,207
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – ENDING	92,811,289	30,008,106

Blue Moon had $92,811,289 in cash, cash equivalents and restricted cash as of December 31, 2025 (2024:  $30,008,106). As of December 31, 2025, the Company had a working capital balance of $86,878,218 (2024: $3,234,430). A summary of the significant financings and other activities during the year ended December 31, 2025 is provided in the audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Operating activities

The main components of cash flows used for operating activities are discussed in the Results of Operations section, above.

Investing activities

During the year ended December 31, 2025, the Company used net cash of $17.5 million in investing activities. The primary components relate to the three acquisitions completed in the period.

Expenditures on mineral properties, plant and equipment totalled $7.3 million during the year ended December 31, 2025. This included $3.9 million of transaction costs capitalized to mineral properties, primarily relating to the acquisitions of Nussir and NSG, as well as $1.2 million of deferred transaction costs related to the Springer and Apex acquisitions. Also, the Company capitalized additions to property, plant and equipment during the period of $2.2 million, mostly related to the Nussir Project as development activities progressed.

The acquisition of REAS, net of cash acquired, resulted in a net cash outflow of $11.0 million. This represents the cash consideration paid and transaction costs, offset by the cash held by REAS at the acquisition date. Cash acquired from Nussir and NSG of approximately $0.8 million is reflected in the opening cash balance of these entities at the acquisition date.

Financing activities

During the year ended December 31, 2025, the Company generated net cash of $109.5 million from financing activities.

Net proceeds from debt totalled $16.4 million, relating to the Bridge Loan, of which US$12.5 million was drawn on September 4, 2025. Interest of $0.6 million was paid on the Bridge Loan during December 2025.

Net proceeds from the issuance of shares totalled $93.8 million. This included a separate private placement by an officer of the Company totalling $0.14 million in February 2025, a private placement with Hartree for $5.25 million in March 2025 and a follow-on equity investment by LNS of $1.13 million in May 2025. Additional gross proceeds were received from a private placement with Oaktree of $6.9 million in September 2025, followed by gross proceeds of $86.5 million from the Company’s October 2025 bought-deal public offering which included a follow-on equity investment by LNS of $0.7 million. These proceeds were offset by related share issuance costs.

20

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

During the year, the Company settled $0.1 million of taxes related to the net settlement of share-based compensation awards.

During the year ended December 31, 2024, the Company made loan principal and interest payments totalling $65,000 and $2,173 respectively, related to a loan previously issued to Patrick McGrath, a former director of the Company. These payments resulted in the full repayment of the loan.

Private Placements

As of December 31, 2025, the Company had completed five private placements within the prior 12-month period, raising gross proceeds of $99.9 million and net proceeds of approximately $93.9 million. The table below summarizes for each financing, the net proceeds raised, the intended use of net proceeds, the actual use of net proceeds up to December 31, 2025 and the remaining amount to be spent:

Offering	Net Proceeds	Expected Use of Proceeds	Actual Use of Proceeds	Remaining / Reconciliation
February 26, 2025 (Private Placement of 47,660 Common Shares)	$0.1M	General corporate and exploration activities	$0.1M	Nil
March 7, 2025 (Private Placement of 1,750,000 Common Shares)	$5.3M	General corporate and exploration activities	$5.3M	Nil
May 8, 2025 (Private Placement of 376,833 Common Shares)	$1.1M	Exploration activities	$1.1M	Nil
September 4, 2025 (Private Placement of 2,092,173 Common Shares)	$6.9M	General corporate and exploration activities	$5.5M	$1.4M
October 1, 2025 (Bought deal public offering of 26,220,000 Common Shares)	$80.5M	General corporate, exploration and the advancement of the Company’s mineral properties	$0.0M	$80.5M

LIQUIDITY OUTLOOK

During 2024 and 2025, the Company strengthened its liquidity position by raising over $125.5 million in gross proceeds from equity financings, including follow-on equity investments from Hartree and LNS and the proceeds from the Company’s October bought-deal public offering, enabling the Company to ramp up activities at Blue Moon, Nussir and Sulitjelma properties and progress towards a construction decision on Nussir. These funds have supported project advancement activities including early engineering, underground development and project evaluation work.

In addition to the equity financings, as part of the December 2024 financing, Hartree subscribed to $7.25 million shares in the Company and entered into an MOU with the Company to provide funding for the Nussir Project ahead of project financing. The financing package included a bridge loan and an offtake agreement and provided for pro-rata pre-emptive rights in respect of future equity financings.

Following the evaluation of project financing proposals from a number of financial institutions and operating companies, the Company entered into a project finance arrangement with Hartree and Oaktree as financing partners and in August 2025 executed a project finance package of up to US$140 million consisting of:

  $US25 million Bridge Loan (first draw of US$12.5 million completed in September 2025),
  Up to US$20 million in equity (first placement of US$5 million completed in September 2025), and
  Project financing comprising a US$50 million senior secured term loan and a US$70 million redeemable precious metals stream.
21

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

The Bridge Loan and initial equity placement provided near-term capital to support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development and operational readiness. For the project financing package, the availability of the remaining funding is conditional on a final investment decision for the Nussir Project and remains subject to customary approvals, due diligence and other closing conditions.

The Bridge Loan is fully secured and guaranteed by the Blue Moon group. Blue Moon Metals Inc. provides a parent guarantee alongside guarantees from Keystone Mines Inc., Blue Moon Norway AS and Repparfjord Eiendom AS. The facility has first-ranking security over the Nussir Project and related assets, security over the Blue Moon Project including a pledge of Keystone shares and associated security interests.

The Bridge Loan matures on June 30, 2027, with repayment expected to occur upon the first draw under the senior secured term loan or redeemable precious metals stream. In connection with the project finance package, 1,045,000 bonus shares were issued to Hartree upon the first draw of the Bridge Loan. Any future equity subscriptions under the package are subject to a combined 19.9% ownership cap for Hartree and Oaktree.

To date, the Company’s primary source of funding remains the issuance of common shares. As Blue Moon’s common shares are publicly traded, their market price is subject to factors beyond management’s control, including fluctuations in commodity prices, foreign exchange rates and broader market conditions. To increase liquidity exposure to more shareholders, the Corporation cross-listed on the Nasdaq as from January 26, 2026. If capital is required during a period of share price weakness, the Company may face significant dilution to secure necessary funding or may be unable to raise sufficient capital to meet its obligations.

In addition to equity financing, the Company may also pursue strategic alternatives such as royalty sales on its mineral properties, debt financing, stream financings or divestiture of its investment of marketable securities to help fund the Company’s capital needs while minimizing equity dilution.

Loss and comprehensive loss

During the year ended December 31, 2025, the increase in loss and comprehensive loss, compared to previous quarters, is primarily attributable to higher exploration and project advancement costs related to the newly acquired Nussir and Sulitjelma properties, as well as continued technical work at the Blue Moon Property.

In comparison, exploration expenditures for year ended December 31, 2024 were much lower than the current year mainly because of the Company’s limited cash resources during the period.

Cash and cash equivalents

Blue Moon raises funds, as required, in order to explore and develop its mineral properties and to conduct corporate activities.  As a result, cash and cash equivalents are typically expected to decrease in periods where there is no financing transaction. The timing and amount of expenditures and financing transactions have caused the Company’s cash and cash equivalents balance to fluctuate from year to year.

During the year ended December 31, 2025, the Company converted the subscription receipts issued in the December 2024 financing, raising gross proceeds of $27 million. In addition, a follow-on private placement from Hartree, a non-brokered private placement with an officer of the Company and a follow-on equity investment by LNS AS raised combined gross proceeds of approximately $6.6 million. In September, the Company drew down US$12.5 million under its short-term Bridge Loan facility and issued common shares to Oaktree for gross proceeds of $6.9 million as part of the initial equity tranche under the Project Finance Package.

On October 1, 2025, the Company further strengthened its cash position by closing a bought-deal public offering for total gross proceeds of approximately $86.5 million.

22

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

As at and for the quarter ended	31-Dec-25	30-Sept-25	30-Jun-25	31-Mar-25
Loss and comprehensive loss	$12,969,224	$10,765,634	$6,333,739	$1,328,403
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.36	0.18	0.12	0.06
Cash and cash equivalents	92,811,289	28,068,467	13,815,796	20,495,161
Total assets	254,098,193	183,275,390	162,991,490	165,979,266

As at and for the quarter ended	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24
Loss and comprehensive loss	$256,300	$71,732	$105,708	$62,016
Loss per share attributable to Blue Moon shareholders – basic and diluted	0.06	0.02	0.04	0.02
Cash and cash equivalents	3,001,720	945,885	146,617	259,925
Total assets	32,372,944	1,666,323	866,308	986,437

Historically, the Company’s primary source of funding has been through the issuance of common shares, with activity levels closely tied to the strength of the capital markets. When capital markets are depressed, the Company’s activity level normally declines accordingly, stronger markets allow the Company to secure equity financing on favourable terms, enabling expansion of its exploration and development programs. In addition to equity financing, the Company may also explore alternative funding strategies, such as royalty agreements, stream financing or divesting its investment in marketable securities, to support its growth objectives.

During the three months ended December 31, 2025 the Company received gross proceeds of $86.5 million from its bought-deal public offering which included a $0.7 million follow-on equity investment by LNS. These funds are intended to support the continued advancement and development of the Blue Moon Project, ongoing exploration activities at Nussir and NSG and to provide working capital and general corporate funding.

During the three months ended September 30, 2025, the Company completed the first draw under the Bridge Loan and a concurrent equity investment. The Company drew US$12.5 million under the Bridge Loan on September 4, 2025 and received gross proceeds of US$5 million from a private placement with Oaktree under its previously announced commitment of up to US$20 million. These funds have been structured to provide working capital for the Nussir and Blue Moon Projects and fund activities ahead of the Project Finance Package closing.

During the three months ended June 30, 2025, the Company received gross proceeds of $1.13 million from a follow-on equity investment by LNS. Operationally, the Company advanced development activities at the Nussir Project, including portal and underground development work, as well as site earthworks.

During the three months ended March 31, 2025, the Company achieved several key milestones as it progressed from exploration toward project development. Notably, the Company completed the acquisitions of the Nussir and Sulitjelma projects in Norway, including the purchase of REAS which holds the surface lease and infrastructure critical to the development of the Nussir Project. At the Blue Moon Project, the Company completed a PEA and filed an updated MRE. A maiden NI 43-101 technical report was filed for the Nussir Project and a maiden MRE was finalized for the Sulitjelma project.

During the three months ended December 31, 2024, the Company advanced a PEA and updated resource estimate at Blue Moon, completed a financing to support the Nussir and Sulitjelma acquisitions, and shifted toward a development-focused strategy. The Yava project was also divested and the Company recorded a gain of $340,000 in its disposition.

During  the three months ended September 30, 2024, the Company completed a private placement for gross proceeds of $924,000. In prior periods, activities primarily involved baseline work in the Blue Moon Project to comply with permit and regulatory requirements.

23

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Related Party Transaction

Management compensation

The Company’s related parties include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was as follows:

For the year ended December 31,	2025	2024
	$	$
Wages and salaries	1,913,214	145,049
Consulting fees	1,262,678	43,500
Share-based payments	1,769,518	147,083
MANAGEMENT COMPENSATION	4,945,410	335,632

As at December 31, 2025, no amounts are due to related parties (December 31, 2024, 2024 - $65,000) of the Company.  These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

Outstanding Share Data

The table below summarizes the Company’s common shares and securities convertible into common shares as at the date of this MD&A.

As at April 23, 2026
Common Shares	88,504,875
Stock Options	759,667
Deferred Share Units	174,506
Restricted Share Units	439,581

Contractual obligations AND CONTINGENCIES

The Company has capital commitments as described in Note 20 “Commitments” in the Company’s Consolidated Financial Statements.

As at December 31, 2025, the Company had total contractual obligations and capital commitments of $74.6 million on an undiscounted basis, comprising of the following:

  Capital commitments of $52.9 million, primarily related to ongoing development activities at the Nussir and Blue Moon Projects
  Lease obligations of $1.3 million, primarily related to the REAS industrial land and office leases; and
  Debt obligations of $20.4 million related to the Company’s Bridge Loan facility.

These commitments are expected to be settled in the normal course of operations and will be funded through existing cash balances, as well as future financing activities.

In addition to the contractual commitments outlined above, some of the Company’s mineral properties are subject to royalties, including net smelter return (“NSR”) royalties.

Blue Moon Project

The Blue Moon Project is subject to:

  a 0.5% NSR royalty payable to Boliden AB on certain patented claims (Tracts 1-3), with total payments capped at $500,000; and
  a 3.0% NSR royalty on specific claims payable to the James W. Gann, Jr. Trust, with total payments capped at $200,000
24

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

These royalties are payable upon the commencement of production from the applicable claims.

Nussir & Sulitjelma Projects

The Nussir Project is subject to a net smelter return (“NSR”) royalty of 0.75% payable to Finnmarkseiendommen, the state landowner in Finnmark, Norway. This comprises a statutory royalty and an additional 0.25% regional royalty applicable to projects in Finnmark. A similar statutory 0.50% NSR royalty applies to the Sulitjelma property.

Springer Property

The Springer property is subject to a 2.0% NSR royalty payable to the vendor on production from the property.

Apex Property

The Apex property is subject to (i) a 0.5% NSR royalty granted to Teck Resources Limited as part of the acquisition and (ii) an existing 3.0% NSR royalty on certain claims.

Gage Property

The Gage property is subject to (i) a 2.0% NSR royalty on mineral production, with an option for the Company to repurchase 1.0% of such royalty for a cash payment of US $2.0 million prior to commercial production, and (ii) a 4.0% royalty in respect of mineral production from claims subject to SITLA leases.

Contingencies

As at December 31, 2025, the Company is not aware of any material environmental liabilities associated with its mining projects, including Blue Moon, Nussir and NSG, other than as described below.

The Company has recognized a provision related to reclamation obligations associated with aggregate extraction activities undertaken by a third party at the REAS industrial site. The provision reflects the Company’s obligation in connection with these activities and is measured based on extraction actvitiy during the year. A corresponding restricted cash balance has been established in connection with these obligations.

Management is not aware of any other material environmental or contingent liabilities that could have a significant impact on the finacial position or performance of the Company.

Financial Instrument Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments.  Financial instruments consist of cash, restricted cash, receivables, due to related parties, accounts payable and accrued liabilities, which approximate fair value due to the short-term nature of the instruments.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to Liquidity and Capital Resources for more information regarding the Company’s liquidity risk.

Credit risk

The Company is exposed to credit risk on its bank accounts, restricted cash and receivables. To reduce credit risk, substantially all cash is on deposit at Canadian chartered banks. Restricted cash are deposits held by the BLM in California, and FEFO, the land management authority in Norway. Receivables consist of value-added tax receivables and other amounts due from government agencies. Accordingly, the Company considers its exposure to credit risk to be minimal.

25

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions or equivalent instruments.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

At December 31, 2025 the Company held interest-bearing cash, cash equivalents and restricted cash of $92,963,414 (2024: $30,001,806). A 1% increase or decrease in interest rates, with all other variables held constant, would increase or decrease the Company’s net loss by approximately $929,634 (2024: $300,018). This is based on the Company’s interest-bearing balances at the reporting date. Restricted cash balances that do not earn interest have been excluded from this analysis.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in U.S. dollars and Norwegian Kroner.

Sensitivity analysis

The Company operates through subsidiaries in the United States and Norway and is exposed to foreign currency risk arising from fluctuations in exchange rates. The Company’s principal exposure relates to balances denominated in U.S. dollar and Norwegian Krone relative to the Canadian dollar.

The following table illustrates the estimated impact on loss and comprehensive loss before income taxes of a 10% change in the CAD exchange rate against the USD and NOK, based on the Company’s monetary financial instruments denominated in foreign currencies as at December 31, 2025.

Currency	Change	Effect on Pre-Tax Loss	Change	Effect on Pre-Tax Loss
USD	+10%	$1,312,643	-10%	$(1,312,643)
NOK	+10%	$295,364	-10%	$(295,364)

Market price risk

i. Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period. A 10% fluctuation in the quoted market price of marketable securities would have a minimal impact on the Company’s loss and comprehensive loss.

ii. Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices across, base metals, precious metals and critical metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

26

Blue Moon Metals Inc.
Management’s Discussion and Analysis For the year ended December 31, 2025

Forward-looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in the Corporation’s operations in future periods. Statements that are not historical fact are forward looking information as that term is defined in NI 51-102 of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, the certainty that the conditions precedent to drawdown of project financing is achieved, and general economic, market or business conditions and as more specifically disclosed throughout this document. Statements related to the Corporation’s plans and expectations related to production, development and expansion plans, the performance of the project, estimation of Mineral Reserves and Mineral Resources; the timing and amount of future production, the estimation of life of mine are all forward looking. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. They include, but are not limited to, statements regarding: the Corporation’s plans to advance the projects through additional exploration and technical studies, the timing of these exploration activities, the recommended exploration work programs and the budget thereof, the anticipated results of Technical Reports, the ability of the Corporation to obtain the necessary funding and permits, the ability to satisfy all conditions precedent to drawing down on project financing, the ability to integrate the acquired companies and the maintenance of the social licences necessary to operate in the areas where the projects are located.

The Corporation’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Corporation does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Corporation's expectations include, but are not limited to, uncertainties involved in fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits; anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities; the possibility that the conditions precedent to the closing and drawdown of the recently announced financing will not be met; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and uncertainty as to timely availability of permits and other governmental approvals.

27